Exhibit 4.2
Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group.
Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:

1Description of the Plan: the Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable compensation and based on the achievement of the objectives established for each of the cycles into which the Plan will be divided. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.

2Purpose: to encourage the commitment of the Executive Directors and of the Telefónica Group’s Senior Executives to the Company and its strategic plan, linking their compensation to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, in a manner that is aligned with best compensation practices, offering a competitive compensation package that contributes to retaining the Senior Executives holding key positions in the Group.

For purposes of the provisions of the Plan, the Telefónica Group will be understood as the group of companies of which the controlling company, within the meaning of Article 42 of the Commercial Code, is Telefónica, S.A.

3Plan Participants: the Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who have met the requirements at any time established for this purpose and who are invited to participate in the Plan (hereinafter, the “Participants”), may participate in the Plan.

Currently, the group of potential Participants is composed of approximately 730 Senior Executives of the Telefónica Group, including the Executive Directors, without prejudice to the possibility of new potential Participants joining the Plan without amending the terms and conditions thereof if they meet the requirements established for this purpose at any given time due to promotion, joining the Telefónica Group or other reasons.

4Duration of the Plan: The Plan will have a total duration of five years and will be divided into three separate cycles of three years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the beginning of each cycle). The first cycle will be deemed to have started on January 1, 2024 (with delivery of the corresponding shares in 2027, once the financial statements for fiscal year 2026 have been prepared and audited); the second cycle will start on January 1, 2025 (with delivery of the corresponding shares in 2028, once the financial statements for fiscal year 2027 have been prepared and audited); and the third cycle will start on January 1, 2026 (with delivery of the corresponding shares in 2029, once the financial statements for fiscal year 2028 have been prepared and audited).

Exhibit 4.2
5Maximum number of shares of Telefónica, S.A. included in the Plan: the total maximum number of shares of Telefónica, S.A. that will be delivered to the Participants in implementation of the Plan at the end of each cycle will be the result of dividing the maximum amount allocated to such cycle by the weighted average share price of Telefónica, S.A. during the thirty trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).

The total maximum amount allocated to the Plan is set at two hundred million euros (€200,000,000).

The maximum amount allocated to each of the Plan’s cycles will be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, but the aforementioned figure of two hundred million euros (€200,000,000) may not be exceeded for the three cycles of the Plan as a whole. Amounts committed but not actually used during each cycle (due to not meeting objectives, terminations, etc.) will be available for subsequent cycles.

In any case, the total number of shares to be delivered in implementation of the Plan to all Participants (including Executive Directors) at the end of each cycle may never exceed 0.45% of the share capital of Telefónica, S.A. at the beginning of the corresponding cycle.

In particular, in the event of maximum achievement of the objectives of the Plan, at the end of each of the three cycles the Executive Directors of Telefónica, S.A. would be entitled to receive a maximum number of shares whose value is equivalent, based on the Reference Value, to 250% of their Annual Fixed Compensation in effect during the first year of the corresponding cycle.

For the first cycle of the Plan, taking into consideration the weighted average share price of Telefónica, S.A. during the thirty (30) trading days prior to January 1, 2024 and the Annual Fixed Compensation of the Executive Directors in effect during 2024, the maximum number of shares in the event of maximum achievement of the Plan’s objectives is equal to one million two hundred and sixty-eight thousand (1,268,000) shares for the Executive Chairman Mr. José María Álvarez-Pallete López and one million fifty-five thousand (1,055,000) shares for the Chief Operating Officer Mr. Ángel Vilá Boix. In any case, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and the level of achievement of the Plan’s objectives.

For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will determine the maximum amounts that will serve as the basis for establishing the maximum number of shares that may be delivered, based on the corresponding Reference Value, but for each of the two remaining cycles of the Plan, such maximum amount may not exceed 250% of the Annual Fixed Compensation of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan at the beginning of the corresponding cycle.

The number of shares actually delivered to each Executive Director at the end of each cycle, as well as the number of shares actually delivered to the other Senior Executives of the Telefónica Group, will be reported in accordance with applicable legal provisions.

Exhibit 4.2
6Requirements and conditions for the delivery of shares: the specific number of shares of Telefónica, S.A. within the established maximum that will be delivered to the Participants at the end of each cycle will be subject to and determined based on the achievement of economic and financial objectives, the creation of value for the shareholder, as well as sustainability, environmental and good governance objectives. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.

At the beginning of the corresponding cycle, each Participant will be assigned a maximum number of theoretical shares. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.

In the first cycle of the Plan, subject to the approval of this resolution by the shareholders and the adoption of the corresponding resolutions by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, the number of shares to be delivered will depend (i) 50% on the achievement of the total shareholder return (hereinafter, as defined below, “TSR”) objective for the shares of Telefónica, S.A., (ii) 40% on the Telefónica Group’s generation of free cash flow (“FCF”), (iii) 5% on CO2 Emission Neutralization/Offsetting, in line with the Company's goal of achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets and, as a new development, (iv) in order to reflect Telefónica’s gender equality ambitions, the presence of women in leadership positions (5%).

Total Shareholder Return (TSR)

TSR is considered a metric for determining the generation of value at the Telefónica Group in the medium and long term, by measuring the return on investment for shareholders, defined for these purposes as the return per share based on the cumulative change in the listing price of the shares of Telefónica, S.A. and the dividends and similar items received by the shareholders during the first cycle of the Plan.

To determine achievement of the TSR objective and to calculate the specific number of shares to be delivered for this item, the TSR performance of the shares of Telefónica, S.A. during the first cycle of the Plan will be measured in relation to the TSRs achieved by certain companies belonging to the telecommunications sector, weighted according to their size compared to Telefónica, S.A., which will constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan.

The companies included in the Comparison Group for the first cycle of the Plan for purposes of comparing the TSR performance of the shares of Telefónica, S.A. are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	TIM Brasil	Proximus
Millicom	Liberty Global

Exhibit 4.2

For subsequent cycles of the Plan, the Board of Directors of Telefónica, S.A., following a report from the Nominating, Compensation and Corporate Governance Committee, may update the list of companies included in the Comparison Group and determine their weighting, maintaining the economic baselines of the Plan.

As regards achievement of the TSR objective, the Plan will provide that the number of shares to be delivered relating to achievement of this objective will range between 15% of the number of objective theoretical shares granted, in the event that the TSR performance of the shares of Telefónica, S.A. is at least the median of the Comparison Group (below this threshold, no incentive will be paid), and 50% in the event that this performance is in the third quartile or greater of the Comparison Group, with the percentage calculated by interpolation for those cases that fall between the median and the third quartile.

Generation of free cash flow (FCF) of the Telefónica Group

To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group will be measured during each year, comparing it to the figure set in the budgets approved by the Board of Directors for each fiscal year, with the final level of achievement of FCF deemed to be the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.

At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an achievement scale that will include a minimum threshold of achievement, below which no incentive will be paid, and which must be equal to or greater than 90%, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.

In the first cycle of the Plan, the minimum achievement threshold will be 92%, below which no incentive will be paid and the achievement of which will entail the delivery of 20% of the target theoretical shares granted, a 100% achievement level that will entail the delivery of 40% of the target theoretical shares granted, and a maximum achievement level of 115% that will entail the delivery of an additional 20% of the target theoretical shares granted, and which will be applicable subject to 100% achievement of the FCF target in each of the years comprising this first cycle (2024-2026), thus ensuring continuity in cash generation while incentivizing over-performance.

CO2 Emission Neutralization/Offsetting

To determine achievement of the CO2 Emission Neutralization/ Offsetting objective and calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization/Offsetting of the Telefónica Group achieved at the end of each cycle of the Plan will be measured, with the additional requirement for this part of the incentive to be paid of reaching a minimum level of emission reduction in scopes 1 + 2, in line with the 1.5ºC scenario of the Paris Agreement (SBTi). All of this is aimed at achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets.

Exhibit 4.2
Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from the Group’s daily activity due to fuel consumption, leaks of refrigerant gases and electricity use.

Emissions Neutralization/Offsetting is the purchase of carbon credits to absorb or reduce atmospheric CO2 emissions. In accordance with Telefónica's Climate Action Plan, and SBTi's recommendations, carbon credits for reducing emissions from deforestation and degradation will also be allowed, with the objective of contributing to slowing deforestation in certain regions where Telefónica does business.

Carbon credits consist of the purchase of CO2 certificates in the voluntary market. These credits are generated by projects that absorb or reduce atmospheric emissions of CO2, which must be certified to the highest international standards and, as far as possible, have associated social benefits. This information is annually assured by an external auditor.

Emission Neutralization/Offsetting is calculated as the ratio between the amount of carbon credits retired on behalf of the Company and scope 1+2 emissions.

The level of direct and indirect CO2 emissions from Telefónica’s daily activities will be calculated in accordance with the following formula:

CO2 Emission = Activity Data x Emission Factor

Where:

–Activity data: Amount of energy, fuel, gas, etc. consumed by the Company during the year.

–Emission Factor: Amount of CO2 emitted into the atmosphere by the consumption of each unit of activity.

–The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity, and the emission factors of the GHG Protocol and the IPCC (UN Intergovernmental Panel on Climate Change) are used for fuels.

At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.

For the first cycle of the Plan, the minimum achievement threshold will be 90%, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100%, which will entail the delivery of 5% of the target theoretical shares granted.

The achievement of a minimum level of reduction of scope 1 + 2 emissions, in line with the 1.5ºC scenario of the Paris Agreement (SBTi), will also be required for this part of the incentive to be paid.

Exhibit 4.2
Gender Equality - Presence of Women in Leadership Positions

To determine achievement of the objective relating to the presence of women in leadership positions, the percentage of women in such positions will be measured in comparison to the total number of leadership positions at the Telefónica Group.

At the beginning of the cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an objective percentage and an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.

For the first cycle of the Plan, the minimum achievement threshold will be 90% of the objective percentage, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100% of the objective percentage, which will entail the delivery of 5% of the target theoretical shares granted.

7Determination of level of achievement: The Nominating, Compensation and Corporate Governance Committee will monitor the objectives on an annual basis, and the achievement level will be determined at the end of each cycle of the Plan. In this evaluation, the Nominating, Compensation and Corporate Governance Committee will be supported by the Audit and Control Committee, which will provide information on the results audited by the external auditor and the Company’s internal auditor, which will have been first analyzed by the Audit and Control Committee itself. The Nominating, Compensation and Corporate Governance Committee will also consider any related risks for both the establishment of objectives and evaluation of the achievement thereof.

In determining the level of achievement of the objectives, the positive or negative financial effects deriving from extraordinary events that may distort the results of the evaluation shall be eliminated and the quality of the results in the long term will be considered in the proposed long-term variable compensation.

8Date of delivery of the shares: the shares will be delivered to the Participants at the end of each cycle, i.e., in 2027, 2028 and 2029, respectively, once the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee have performed the activities described in the preceding section, in compliance with Recommendation 59 of the Good Governance Code of Listed Companies approved by the Spanish National Securities Market Commission (CNMV). The specific date of delivery will be determined by the Board of Directors or by the body or person to whom it delegates this authority.

9Origin of the shares to be delivered: subject to compliance with the legal requirements established for such purpose, the shares to be delivered to the Participants may be: (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

Exhibit 4.2
10Clawback clauses: in relation to any of the cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will assess whether it is appropriate to recover all or part of the shares delivered within thirty-six months after their delivery (clawback), in the event of certain exceptional circumstances affecting the Company’s results or arising from inappropriate conduct by the Executive Director under the terms set forth in the Remuneration Policy of the Directors of Telefónica, S. A. and in the Executive Officer Compensation Recoupment Policy of Telefónica, S.A.

For these purposes, the following shall be considered as exceptional circumstances that shall be subject to assessment by the Board of Directors, among others, and by way of example:

•Restatement of the Company's financial statements not due to a change in applicable accounting standards.

•In the event that an Executive Director has been sanctioned for a serious breach of the code of conduct or other internal regulations applicable thereto, or for a serious breach of the legal provisions applicable thereto.

•In any case, when it becomes clear that the shares corresponding to the Plan have been delivered totally or partially based on information that is thereafter clearly shown to be false or inaccurate, or other circumstances not foreseen or assumed by the Company, that have a material adverse impact on the income statements.

•If the Company’s external auditor includes qualifications in its report that reduce the results taken into consideration to determine the amount of the variable compensation to be paid.

11Retention obligation and commitment to permanently hold shares: in any case, 100% of the shares delivered to the Executive Directors under the Plan will be subject to a two-year retention period.

In addition, pursuant to the provisions of the Remuneration Policy of the Directors of Telefónica, S.A., the Executive Directors must hold (directly or indirectly) a number of shares (including those delivered as compensation) equal to two years of their gross Fixed Compensation for so long as they continue to belong to the Board of Directors and perform executive duties.

Until this requirement is met, any shares delivered to the Executive Directors under the Plan shall be subject to a three-year retention period.

The foregoing shall not apply to the shares that the Executive Directors must dispose of in order to pay costs related to the acquisition thereof or, subject to the favorable opinion of the Nominating, Compensation and Corporate Governance Committee, in order to deal with extraordinary situations that require such disposal.

The Board of Directors may expand the above restrictions to other Participants.